October 18, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	Emeritus Corporation Tender Offer Statement on Schedule TO

Ladies and Gentlemen:

On behalf of Emeritus Corporation, a Washington corporation (the "Company"), transmitted herewith for filing with the Securities and Exchange Commission (the "SEC"), via EDGAR, is the Company's Tender Offer Statement on Schedule TO (the "Schedule TO").

On October 11, 2005, the Company commenced an offer to exchange $32 million principal amount of new Convertible Subordinated Debentures due 2008 for an equal principal amount of its outstanding 6.25% Convertible Subordinated Debentures due 2006. The new debentures will bear interest at 6.25% per year and will not be subject to redemption by the Company prior to maturity. Upon completion of the consummation of the exchange offer, the principal amount of new debentures will not exceed $32 million but could be less than that amount depending on the principal amount of existing debentures that are actually exchanged.

In accordance with the instructions set forth in Instructions for Filing Fees, Rule 3a of the SEC's Informal and Other Procedures, $3,766.40 has been wired to the SEC's U.S. Treasury-designated lockbox depository at the Mellon Bank in Pittsburgh, Pennsylvania in payment of the filing fee.

If you have any questions regarding this filing, please contact the undersigned at (206) 359-8771.

Very truly yours,

                                /s/ Michael E. Stansbury

Michael E. Stansbury